Exhibit 77D – The Central Europe and Russia Fund, Inc.

At a meeting held on January 30, 2012, the Board of Directors of The Central Europe and Russia Fund, Inc.  (the “Fund”), approved to increase in the Fund’s non-fundamental investment policy limit for investments in Russia from 66 2/3% up to 75% of the Fund’s total assets, effective February 1, 2012.